November 18, 2022

Christina DiAngelo Fettig, Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Princeton Private Investments Access Fund (to be renamed “Princeton Everest Fund”) (the “Registrant”); File Nos. 333-266538 and 811-23000

Dear Ms. DiAngelo Fettig:

You provided oral comments with respect to certain filings made with the Securities and Exchange Commission and practices of the Registrant. Please find below the Registrant’s responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf.

We have set forth below the text of each comment, followed by the Registrant’s responses. All capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Registrant’s annual report for the period ended March 31, 2022, which was the subject of your comments.

Form N-CEN

Comment 1: Please note that Form N-CEN was recently updated to include Item C.7(l)-(n). Please consider whether the Registrant’s Form N-CEN should be refiled to address these additional sub-items.

Response: The Registrant confirm that it that it did not rely on any of Rule 12d1-4, Section 12(d)(1)(G) or Rule 18f-4 of the 1940 Act for the period ended March 31, 2022 such that refiling of Form N-CEN would be unnecessary.

Comment 2: Please note that the Registrant’s Form N-CEN filing lists itself in Item B.7 prematurely as registered under the Securities Act of 1933.

Response: The Registrant regrets the error. The decision to register under the 1933 Act was not made until several months after the Fund’s fiscal year end.

Comment 3: Item C.3(d) of Form N-CEN should be marked to indicate that the Registrant is an interval fund.

Response: The Registrant respectfully disagrees with Comment 3. The Registrant notes that past Staff guidance—including a recent comment from Karen Rossotto on the Registrant’s Form N-2 filing—was that the Fund should not be characterized as an interval fund because it does not meet all the requirements of Rule 23c-3 of the 1940 Act.

November 18, 2022

Ms. Christina DiAngelo Fettig

Comment 4: Please confirm the responses to Items D.9 and D.11 of Form N-CEN relating to net operating expenses and net asset value, respectively. The Staff was unable to reconcile these amounts to any class of shares listed in the financial statements.

Response: The Registrant confirms that the responses to Item D.9 and D.11 reflect the Fund’s Class I shares, the Fund’s longest-offered share class, and that they are consistent with the Fund’s Financial Highlights.

Annual Report

Comment 5: Please note that Form N-CSR was recently updated to include Items 4i and 4j. Please ensure that these items are addressed in future filings.

Response: The Registrant notes that neither Item 4i nor 4j of Form N-CSR is applicable to the Registrant. The Registrant undertakes to make that clearer in future filings.

Comment 6: Please reconcile the expense ratios as listed for Class I shares. The Staff was unable to reconcile those ratios to the Financial Highlights.

Response: The Registrant has confirmed the calculation of the expense ratio for Class I shares as presented below:

EXPENSES	Class I Shares:
Management fees	766,751.98
Distribution and/or service fees	-
Interest Expenses	682,976.94
Professional fees	194,680.39
Printing and postage expenses	49,717.98
Administrative services fees	39,785.44
Accounting services fees	36,331.86
Transfer agent fees	33,154.55
Trustees fees and expenses	27,628.79
Insurance expense	24,865.89
Custodian fees	23,929.29
Compliance officer fees	14,159.75
Registration fees	2,072.14
Other expenses	8,062.58

TOTAL EXPENSES -	1,904,117.58

Average Net Assets	63,895,994.59

November 18, 2022

Ms. Christina DiAngelo Fettig

Ratio before Recapture	2.98%

Recapture	78,297.09
Affiliated Waiver	(35,673.45)
Total Expenses with Recapture	1,946,741.22

Ratio after Recapture	3.05%

Comment 7: Regulation S-X 12-12, footnote 2 requires the Schedule of Investments to be categorized by type and related industry, country or geographic location. The Schedule of Investments in the Annual Report is categorized only by type.

Response: The Registrant undertakes to further categorize the Schedule of Investments going forward in subsequent shareholder reports.

Comment 8: Regulation S-X 12-12, footnote 9 requires Level 3 securities to be identified. Per the Notes to the Financial Statements, it appears that the investment in Bain Capital Special Situations Asia LP (“Bain Capital”) is a Level 3 Security.

Response: The Registrant undertakes to mark Bain Capital and any other Level 3 securities with an appropriate symbol and footnote in the Schedule of Investments going forward.

Comment 9: Pursuant to Regulation S-X Articles 6-03(l) and 6-04(12), please disclose any payables to trustees separately.

Response: The Registrant notes that there were no payables to trustees as of March 31, 2022. The Registrant will disclose payables to trustees separately when applicable.

Comment 10: The Statement of Changes shows return of capital distributions for the prior year, but there were no return of capital distributions disclosed in the Financial Highlights. Please reconcile.

Response: The Registrant regrets that a line item for return of capital distributions for the fiscal year ended March 31, 2021 was not included in the Financial Highlights and undertakes to include such a line time in future shareholder reports.

Comment 11: Please confirm the Registrant’s compliance with Section 19(a) of the Investment Company Act of 1940, as amended, in connection with return of capital notices.

Response: The Registrant notes that, as disclosed in the Statement of Changes in the Annual Report, that there were no return of capital distributions for the fiscal year ended March 31, 2022. The Registrant will

November 18, 2022

Ms. Christina DiAngelo Fettig

provide notices that reflect the nature of the Fund’s distributions. Such notices will indicate, if applicable, that the amount of the distribution that represents a return of capital will not be known until the following tax-year end.

Comment 12: Regulation S-X requires that the reason for any transfers in Level 3 securities be disclosed. In future filings, please disclose these reasons with greater specificity.

Response: The Registrant undertakes to provide more fulsome disclosures in future filings.

Comment 13: In future filings, please disclose how often management fees are paid in Note 4.

Response: The Registrant undertakes to provide such disclosure in future filings.

Comment 14: In the second paragraph under the heading “Option Transactions,” the last sentence references the date March 31, 2021. Please confirm whether the disclosure reflects information for the year ended March 31, 2022.

Response: The Registrant regrets the typographical error in the Annual Report and confirms that the referenced disclosure describes the Fund’s derivative transactions as of March 31, 2022.

Comment 15: In future filings, please provide disclosure related to share repurchases pursuant to Regulation S-X Article 6-03(i).

Response: The Registrant undertakes to provide such disclosure in future filings.

Comment 16: Note 6 presents the tax character of distributions based on the tax year end, but the requirement under FASB ASC 946-505-50-5 is to describe the tax character of distributions based on the fiscal year end.

Response: The Registrant has reviewed the guidance offered by ASC 946-505-50-5, but notes that the tax character of distributions is not determined until the tax-year end. Therefore, any determination as to the tax character based on the fiscal year end would be premature and potentially misleading to investors. The Registrant notes that it is common industry practice to present the tax character of distribution based on the tax year end when the fiscal-year and tax-year ends do not align.

Comment 17: Please explain in correspondence what constitutes “Other Book/Tax Differences” as noted on page 29 of the Annual Report.

Response: “Other Book/Tax Differences” relate to temporary differences between the tax year end and the fiscal year end:

November 18, 2022

Ms. Christina DiAngelo Fettig

OTHER BOOK/TAX DIFFERENCES
Net operating loss for the period 10/1/21 thru 3/31/22	$3,552,986
Overdistributions for the period 10/1/21 thru 3/31/22	$4,246,036
Open basis adjustments on initial investments transferred in at launch	$1,479,475
Open organizational costs—unamortized balance	$4,961
Total:	$9,283,458

Comment 18: In future filings, please disclose the fair value of the line of credit in Note 9.

Response: The Registrant undertakes to provide such disclosure in future filings.

Comment 19: Please reconcile Note 9 to the Financial Statements disclosing a $7.5 million outstanding borrowing with the amount disclosed in the Statements of Assets and Liabilities.

Response: The Registrant notes that the amount disclosed in the Statement of Assets and Liabilities includes accrued interest of $65,528.

Comment 20: The audit opinion letter is dated 61 days after the reporting period date end. Therefore, the Registrant is out of compliance with Rule 30e-1(c) of the 1940 Act.

Response: The Registrant notes that the 60th day after the end of the reporting period fell on Memorial Day. Going forward, the Registrant will ensure that the audit opinion letter is dated within the 60 day requirement set forth in Rule 30e-1(c).

Comment 21: Item 4(e)(2) of Form N-CSR requires the disclosure of the percentage of services for which the pre-approval requirement was waived. It appears that the Registrant disclosed the percentages of services that were pre-approved.

Response: The Registrant undertakes to disclose the percentage of services for which the pre-approval requirement was waived in future filings.

Comment 22: In future filings, please disclose the date as of which information is being provided pursuant to Item 8(a)(1) of Form N-CSR.

Response: The Registrant undertakes to disclose such information in future filings.

Comment 23: In future filings, please disclose the date as of which information is being provided pursuant to Item 8(a)(3) of Form N-CSR.

Response: The Registrant undertakes to disclose such information in future filings.

November 18, 2022

Ms. Christina DiAngelo Fettig

Comment 24: In future filings, please match the language of the Registrant’s disclosures pursuant to Item 11(b) of Form N-CSR to that of the Form.

Response: The Registrant undertakes to conform its disclosures to the Form in future filings.

If you have any questions or additional comments, please call the undersigned at (614) 469-3217.

Sincerely,

/s/ Philip B. Sineneng

Philip B. Sineneng